Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: February 12, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF A CONFERENCE CALL HELD WITH JOURNALISTS ON FEBRUARY 11, 2004, RELATING TO THE AGREEMENT OF EUROPEAN AND UNITED STATES ANTITRUST AUTHORITIES TO THE AIR FRANCE-KLM COMBINATION. PARTS OF THIS TRANSCRIPT HAVE BEEN TRANSLATED FROM FRENCH.

Press Announcement

Jean-Cyril SPINETTA

Air France Chairman and CEO

This evening the European Commission has let it be known that it has approved the merger between Air France-KLM that we announced on 16 October last. As we had hoped, this agreement comes in the first six week phase available to the European Commission. The Commission’s go-ahead will enable us to keep to the timetable we drew up with KLM.

The US Justice Department has also indicated this evening, that it has agreed to the Air France-KLM tie-up.

Both the French and American competition authorities have clearly given their go-ahead so that the agreement between Air France and KLM can now be implemented. We have already begun working with the American securities regulator, the SEC, to settle the remaining technical questions before launching the share offer in spring 2004.

I would like to make three comments on these agreements. First, for Air France and KLM, it confirms the validity of our approach. We have always been confident that the competition authorities would approve this agreement. This is a step towards consolidation which is not only beneficial for air transport in Europe and the world but also for the consumer. Second, it has confirmed that our analysis of the competition is correct. Naturally, from a European point of view, we have had to guarantee that competition will be maintained on all routes where the tie-up between Air France and KLM could reduce the level of competition. This is a classic case of jurisprudence on the part of the European Commission. The efforts we have been asked to make are reasonable, as they will enable current levels of competition to be maintained. Third, Air France and KLM are delighted with this excellent news from both Europe and the United States. For consumers in Europe and the rest of the world, this merger represents an improvement in the quality of services we can offer them. And it is an opportunity for the new airline group, Air France-KLM, already the largest European airline, to become the leading operator in the world. We will try to prove to our customers as quickly as possible that this merger is for their benefit, and prove to our shareholders that it will improve the new group’s profitability.

Press Announcement

Leo VAN WIJK

Chairman and Chief Executive Officer, KLM

I am as pleased as Jean-Cyril SPINETTA to have received the approval of the European Commission and the US authorities for our merger, which was launched at the end of September. We received this approval in the first phase in both Europe and the US. This demonstrates the good level of coordination between the two authorities, which is an important point for global aviation. We are also pleased that the Commission recognised that this consolidation in the airline industry is necessary, and they have looked very favourably on this from the beginning.

Meanwhile, they have consumer interest concerns in relation to the overlapping routes that competition should not be limited. Against that background, they have asked us to develop a package of remedies along the lines already anticipated at the beginning of our announcement. Due to good consultation with the Commission, we have been able to solve this point within the relevant timeframe. This indicates good coordination with the respective authorities.

Although there are still a few technical issues to be resolved in relation to the Stock Exchange, particularly in the US, we believe that this approval will enable us to implement our merger, the first real cross-border merger in Europe of two flight carriers, by the end of September. The package discussed with the Commission focuses mainly on intra-European routes. In the case of KLM, it is not only focused on the markets between the Netherlands and France, but also on the markets between the Netherlands and Italy. Making this package of concessions with the Commission means that we also have a favourable position for further discussions with Alitalia.

We are very pleased that we have been able to obtain this clearance in the first phase, as this indicates that there is clarity, and that this deal is certainly in the best interests of the airline industry and of consumers. We can now move forward in an expedited way by taking the last steps for the integration of the two airlines.

Question and Answer Session

Journalist

Could you please go back over the situation with the Department of Justice. Has it already granted approval?

Jean-Cyril SPINETTA

Yes. This afternoon the Department of Justice stated that it would not go into Phase II for the approval of the agreement.

Journalist

Has the formal agreement already been given or will that occur tomorrow?

Leo VAN WIJK

Formal approval is not required. They will only continue their investigations if they have any objections. They have sent a very clear message today that we are fully cleared to make this announcement that we have clearance from the US authorities.

Journalist

Were you surprised by some of the measures the Commission requested? In addition, could you give us some more details on the timetable for the public exchange offer?

Jean-Cyril SPINETTA

Nothing in the Commission’s decision was unexpected. Prior to the Commission’s clearance, talks were held with the airlines. We knew exactly what we were willing to accept in terms of remedies to obtain their agreement.

There have been some changes in jurisprudence. On this point, which is a new one for the Commission, the Commission is refining its jurisprudence, which we have already seen in cases such as Lufthansa-SAS, Lufthansa-Austrian or British Airways-Iberia. Since it concerns a merger, it clarifies its principles while maintaining the broad lines of its former position.

From the outset, we had considered that the Air France-KLM dossier was acceptable for the European Commission and for the American competition authority. Today we received confirmation that this initial analysis was correct.

Concerning the deadlines, I think we can say that we will keep to the timeframe we have indicated. The market operation will start in March or April with completion next April or May.

Journalist

What kind of concessions have you made to the European Commission? Leo Van Wijk indicated that it would allow you to go further with Alitalia. What did he mean by that ?

Jean-Cyril SPINETTA

First of all, this clearance gives the go-ahead for the Air France-KLM deal. Secondly, the European Commission wished to include the KLM-Alitalia relationship in the same agreement. Air France and Alitalia’s relationship was negotiated separately and is being finalized at the moment, so we shall also be obtaining clearance for an alliance between Air France-Alitalia .

I said that we were dealing with a case of classic jurisprudence. The Commission has estimated that the restrictions on the amount of competition on routes where the two merging airlines overlap—such as the Paris-Amsterdam route for example—will mean giving up approximately 40% of all slots operated by the two airlines on this route. KLM and Air France operate 15 daily services on the Paris-Amsterdam route. We have been asked to make six slots available for our future competitors. This is exactly what we expected in terms of jurisprudence.

May I make a point here, and it’s an important one, that the Commission does not require us to give up slots, but to undertake, if there is no available slot, to give competitors at least six pairs of slots between Paris and Amsterdam. On the other hand, if there are slots available, then we are faced with a classic case where competitors obtain slots through the normal procedures. I would like to underline this point, which moreover the Commission mentioned in its notice. Most of the airports concerned do not have capacity constraints. When we talk about a slot at Toulouse, Marseille, Lyon or elsewhere, we’re in a situation where there is no special slot restriction for future competitors. As for Air France and KLM, we will probably not give up service in terms of available seats compared to what we are offering today, but we will be giving a guarantee that if our competitors arrive on the Paris-Amsterdam route, or the Paris-Lyon route, they will have the necessary slots to allow them to operate as competitors of the new Air France-KLM Group.

Leo VAN WIJK

On the particular element of the Netherlands to Italy route, in our notification we have not only notified the Commission of the merger between KLM and Air France but also of our participation in SkyTeam. Given that Alitalia is already part of SkyTeam and that Air France already has a relationship with Alitalia, the Commission considered this request in a broader context. We have also announced in our notification that it is our intention to file at a later stage the details of the agreement, within the SkyTeam context, between KLM and Alitalia. Against that background, the Commission indicated that they would like to see us also making remedies available on the market between Amsterdam and the Italian destinations. We agreed with the Commission that this was probably the best way to solve the problem, provided that we would not have to go back to the Commission for additional remedies at a later stage. In the consultations, we were able to obtain a pre-clearance of the notification that we still have to make at a later stage for the cooperation between KLM and Alitalia that is envisaged in the future.

In addition, to follow up on Jean-Cyril SPINETTA’s statement in French, in terms of the remedies and slots to be made available, it should be noted that competitors already have the ability to operate in all of these markets. However, with the remedy package, the Commission would like to guarantee that if there are any slots requests by competitors at the various airports, and they are not available immediately, KLM and Air France will make slots available at the appropriate timings. However, this is with the clear understanding that we should not be forced to compromise on the integrity of our hub network system that we operate both out of Paris and Amsterdam. The slots remedies certainly do not mean that we have to give up flights. We will continue to fly and expand our current network wherever we deem necessary. However, if for whatever reason, a competitor wants to enter into the routes indicated by the Commission, and they are not successful in obtaining the slots through the normal procedures, we are then prepared to make these slots available within time brackets requested by the competition. However, as I already stated, this is subject to the clear indication that the slots will not be in contradiction with the hub network that we currently operate.

Journalist

Am I correct in saying that the timetable for the deal will be in line with what was published earlier? That is, that the share exchange offer will be launched some time in March, with completion expected some time in April after shareholder meetings in both companies.

Leo VAN WIJK

That is correct.

Jean-Cyril SPINETTA

We are being very cautious, when we say that the launch is forecast for March or April, and completion in April or May. As we still have some technical discussions with the SEC, albeit brief ones, I prefer to have a margin of one month (four weeks) for the launch and for completion.

Journalist

What is the value of the deal as we stand tonight on the basis of current share prices?

Leo VAN WIJK

It is somewhat higher than we indicated in September.

Journalist

Do you have a figure for it?

Leo VAN WIJK

No, but you can make the calculation yourself.

Journalist

Making a calculation on your warrants is practically impossible. I was hoping you could provide an indication.

Leo VAN WIJK

The only answer I can give you is that the market will decide on this, and the market is always right.

Journalist

Is there any question of you giving up any slots in Orly or would it only be at Charles-de-Gaulle?

Jean-Cyril SPINETTA

The agreement clearly provides that Paris-Amsterdam slots in Paris could be at Roissy or Orly, and we are also prepared to give up slots in Orly on that route.

Journalist

Only on that route?

Jean-Cyril SPINETTA

Our competitors would obviously prefer Roissy.

Journalist

What is the timetable for the enlargement of SkyTeam, bringing in first of all KLM and then NorthWest and Continental?

Leo VAN WIJK

We will do that as soon as possible. Current thinking is that this will occur some time in May, after completion of the offer.

Journalist

For all three of the carriers to come into SkyTeam?

Leo VAN WIJK

Yes.

Journalist

What do you subsequently have in mind for the timetable for going to the US Department of Transportation for modification of the anti-trust immunity deals?

Leo VAN WIJK

We do not have a timetable fixed for that at all.

Jean-Cyril SPINETTA

We will see, but we have time for that later. We do not have a precise timetable on that.

Journalist

Is it a question of months or years?

Leo VAN WIJK

We have clearly made the separation between the two deals in our consultations with the relevant authorities. We therefore have a clear understanding that we will first complete this transaction in full. At a later stage, when it is appropriate and when we have reached agreement among the various parties, we can file for any anti-trust immunity beyond what we already have. There is no set timetable for this.

Journalist

Have you estimated the financial impact of the remedies on your turnover and your results?

Jean-Cyril SPINETTA

The impact is very difficult to estimate. It will depend on what potential competitors will want to do. The contents of the Commission’s report seem to me quite reasonable and do not in any way jeopardize the economic aspects of the deal in relation to the potential for synergies that have been identified and communicated by Air France and KLM (500 million euros over the next six years). The effects of the synergies are largely over and above the potential impact of reinforced competition on certain routes.

Journalist

I wanted to ensure that I understood the figure correctly. Did you say that potentially as many as 40% of all your slots would have to be given up?

Jean-Cyril SPINETTA

No, I stated that the European Commission has confirmed its traditional rules that we have to provide assurances that, if there are competitors, we will open up the Paris-Amsterdam route, for example, six slots in Paris and in Amsterdam. The Commission’s press release notes that this does not mean that we have to give up slots. If slots are available, and as you know they are available in both Roissy and in Schipol, competitors will obtain slots and we will not have to give up our slots. In some cases, we may have to give up some slots. However, as I indicated earlier, we are not prepared to give up services. It is very clear that we only provide assurances that our potential competitors will have slots available on the different routes which are mentioned. If slots are available without our giving up slots, there is no problem.

Leo VAN WIJK

It is up to a maximum of 40% of our current frequencies that KLM and Air France operate on the route that will have to become available for any potential competitors, if they request it. This only applies to routes where we currently have an overlap (Paris-Amsterdam and Lyon-Amsterdam).

Jean-Cyril SPINETTA

The European Commission’s press release mentions the routes where the commitment has been made by Air France and KLM, and these refer to long-haul and European routes.

Journalist

I have read one of the Agency’s reports that your pilots’ union is still not very pleased with the deal. What problems are you expecting in your negotiations with them on guarantees about their getting part of any expansion? Second, what concerns do you both have about Alitalia and its very slow, if not reverse, progress in its attempts at restructuring?

Leo VAN WIJK

In relation to KLM pilots, we have to come to an agreement with them as to their share in the production on the various routes, either between Amsterdam and the French destinations as well as potentially participating in the growth that the joint combination will experience. Up until now, we took the position that negotiating with them would not be productive until we knew whether we would obtain approval and what the potential remedies would be. Now that we have obtained clearance, we are in a position to begin discussions with them. We well appreciate that they are looking at issues of job security and opportunities for further growth. They have made a few rather firm statements that we regard as quite pre-emptive, given that we have not yet been able to begin our discussions with them. I do not anticipate that we will have any major problems with them. We will begin discussions with them soon, and hope to be able to resolve them within a reasonable timeframe.

Journalist

Does this have to be resolved before the public exchange offer can take place?

Leo VAN WIJK

No. They want to have this agreement signed and sealed as soon as possible. However, there is no pre-condition in our contract that this is necessary. Nor will there be a problem in the short term because we have agreed on both sides that the current programme for expansion will continue. This is therefore basically a longer term issue, although I can appreciate that, from their perspective, they want this clear and settled sooner rather than later. There is no pre-condition in the contract or in the agreement with the pilots that obliges us to do so before any particular date.

Jean-Cyril SPINETTA

Air France has no specific problems with its pilots. I will not comment on Alitalia’s progress in implementing its restructuring plan. I will only say that I am sure that Alitalia will progressively recover and make every effort to do so.

Journalist

If you adhere to your timetable, when will you start to implement the first network synergies? By the way what is the future for BasicAir, Transavia’s low-cost brand, which is a subsidiary of KLM ?

Jean-Cyril SPINETTA

Now, we are allowed to work together. We are very quickly going to take all decisions on the network and measures concerning our respective customers. The first measures will be implemented beginning next June.

The second question was, what is the future of BasicAir?

Leo VAN WIJK

BasicAir is operating out of Amsterdam, and will be part of the Group’s activities. However, as we have positioned BasicAir to operate strictly out of the Dutch base, we do not foresee any changes in its mission going forward.

Jean-Cyril SPINETTA

Thank you very much.